Exhibit 14.1

US. FOODS™

KEEPING KITCHENS COOKING.™

SERVING UP GOOD CONDUCT

Code of Conduct

January 2012

Dear Fellow Associate,

Our Code of Conduct is a public affirmation that, as associates and as a company, we are committed to doing the right thing in every aspect of our work. Both inside and outside our company – with other associates, suppliers, customers, communities, and local, state and federal governments – we will live our values, with integrity as the foundation.

Our Code of Conduct is also a statement of commitment that each of us will be informed. Most importantly, we need to understand the spirit and letter of the Code of Conduct. When we are unsure if an action is in compliance with the Code of Conduct, we need to seek advice from others, as described in the Code. In today’s business environment, “I didn’t know” is not an acceptable excuse.

Your ethics and compliance toolbox includes:

•	This Code;

•	Education in ethics awareness on relevant ethics and compliance topics;

•	Compliance Alerts that provide guidance and spotlight ethics and compliance issues requiring immediate attention (all of which are available at http://my.usfoods.com under Compliance);

•	The guidance that our network of internal ethics resources offers you (your manager, any other member of management, your Human Resources professionals and the Legal Department); and

•	The Check-In Line at www.usfoodcheckinline.com (888-310-7716) where you can contact us, anonymously if preferred, for guidance or to report any business legal or ethical concern.

Our commitment to ethics and integrity has been one of the drivers of our business success, and it will remain at the core of our success in the future.

Very truly yours,

Juliette Pryor
General Counsel and Chief Ethics Officer

This is not a contract of employment.

US FOODSTM CODE OF CONDUCT	TABLE OF CONTENTS

Table of Contents

Chap: 1/
THE CODE AND US FOODS VALUES
About the US Foods Code
What Is This Code For?	6
Who Must Follow This Code?	6
Your Personal Pledge to Do the Right Thing	6
What About Those Who Supervise Others?	7
Does the Code Explain All the Standards I Need to Know?	7

Asking Questions and Raising Concerns
Your Duty to Speak Up	7
The Check-In Line	7
No Retaliation	7
Where to Go for Help	8

USF Values and Guiding Principles
Customer Success	8
Integrity	8
Innovation	8
Teamwork	8
The 10 Rules We Live By	8

Chap: 2/
WORK ENVIRONMENT
Treatment of Associates
What We Aim For	9
Equal Employment Opportunity	9
Professional, Inclusive Environment	9
Health, Safety and Security	10
Workplace Violence	10
Associate Confidentiality	10
Drugs and Alcohol in the Workplace	10
Child Labor and Forced Labor	10

Chap: 3/
CONDUCTING BUSINESS
How we Operate
What We Aim For	11
Commitment to Ethical Business Practices	11
Accurate and Complete Books, Records and Accounting	11
Fair Business Practices	12
Fair Business Practices Quick Reference Guide	12
When the Government Is Our Customer	13
Conflicts of Interest	13
Important Terms	14
Corporate Opportunities and Unsolicited Ideas	15
Gifts, Entertainment and Travel (GET) Policy	15
Always Ask	16
Government and Health-Care GET	16
GET That Are Never Acceptable	17
GET Quick Reference Guide	17

Chap: 4/
INVESTIGATIONS AND MISCONDUCT
Cooperating With Investigations
What We Aim For	18
Government Inquiries or Investigations	18
Improperly Influencing Audits	18

Chap: 5/
COMPANY RESOURCES AND INFORMATION
Keeping Us Foods Secure
What We Aim For	19
Confidential and Proprietary Information	19
Sharing Proprietary Information	19

US FOODSTM CODE OF CONDUCT	TABLE OF CONTENTS

Chap: 5/(continued)

Computer Use and Network Security	19
Other Company Property/Resources	20
Use of Company Funds	20
Senior Person Rule	20
Media and Investor Relations	20

Chap: 6/
DEALING WITH SUPPLIERS AND CUSTOMERS
Supplier Code Of Business Conduct
What We Aim For	21
Our Customers	21
Product Quality and Food Safety	21
Privacy of Customer Information	21

Chap: 7/
COMMUNITIES AND SOCIETY
Engaging The Public
What We Aim For	22
Regarding Public Authorities	22
Political Activity	22
Employee Contributions and “Pay-to-Play” Laws	23
Donations/Charitable Contributions	23

Chap: 8/
ASSOCIATE PLEDGE
Crucial Questions For Associates
What We Aim For	24
Crucial Questions for Associates	24
Reminder	24
To Learn More | Contact	24

US FOODSTM CODE OF CONDUCT	THE CODE AND US FOODS VALUES

The Code and US Foods Values

ABOUT THE US FOODS CODE

What Is This Code For?

At US Foods, Inc. including all its broadline divisions, operating units and subsidiaries (collectively, “USF”), high standards of professional conduct and ethics are essential for us to achieve our goals. We rely on the good judgment of our Associates to act with integrity and to comply with laws, regulations and this Code. Our Associates must safeguard the company’s reputation in every situation. Our culture is based on trust, mutual respect and high standards of professional conduct and ethics. This Code makes clear our basic expectations of Associates and all those with whom we do business with. High standards of professional conduct and ethics are essential for us to achieve our goals.

USF is fully committed to becoming the industry leader in ethics and compliance, conducting every business transaction in compliance with the spirit and letter of the law, regulations and USF policies. Strict adherence to this Code will help to ensure that USF and its Associates will achieve this objective of doing business with integrity. The Code provides an introduction to important laws and policies that must be followed. The Code is designed to help each of us:

•	Understand and follow the basic ethics and compliance rules that apply to our jobs; and

•	Know when and where to ask for advice.

You are also responsible for understanding and complying with other corporate policies, including your department’s policy manuals, procedures and guidelines.

Who Must Follow This Code?

This Code applies to all USF Associates, including officers, regardless of the contractual basis of their employment, unless an Associate is explicitly exempt from its provisions. However, no one has the authority to direct or authorize anyone to violate any law or engage in unethical conduct.

The Code does not change in any way the at-will employment status of any USF Associate. Associates covered by collective bargaining agreements may not fall specifically within the scope of some parts of the Code. This Code may apply to independent third parties hired by or working with USF in some circumstances. Consult the Legal Department for guidance.

Your Personal Pledge to Do the Right Thing

This Code represents a commitment by USF to do business with integrity. By working for USF, you are agreeing to uphold this commitment. Understanding the Code and the company policies that apply to you is an essential function of your job. Associates who fail to follow these standards put themselves, their coworkers and USF at risk. They are also subject to disciplinary action up to and including termination of employment.

US FOODSTM CODE OF CONDUCT	THE CODE AND US FOODS VALUES

What About Those Who Supervise Others?

Supervisors have an affirmative duty under the Code to:

•	Set an example—show what it means to act with integrity;

•	Stay informed about ethics and compliance matters, and share their knowledge regularly with their team;

•	Ensure that those they supervise have adequate knowledge and resources to follow the Code’s standards;

•	Consult with others to get clarity or support on ethics and compliance issues;

•	Monitor compliance of the people they supervise;

•	Enforce the standards of this Code and all other related company policies and standards;

•	Support Associates who, in good faith, raise questions, concerns or report a potential violation of the Code;

•	Never retaliate or permit retaliation; and

•	Ask a question or raise concerns to the proper management or the Check-In Line (888-310-7716 or www.usfoodcheckinline.com).

Does the Code Explain All the Standards I Need to Know?

No. The Code is not intended to describe every law or policy that may apply to you. Make sure you know the additional rules that apply to you. For example:

Your department or function may have procedure manuals or directives that provide more specific guidance than the Code. You must comply with those procedures and ask your manager for clarification if you are not sure what to do; be sure to read and follow the Associate Handbook.

ASKING QUESTIONS & RAISING CONCERNS

Your Duty to Speak Up

We strive to create a culture based on trust and individual responsibility. Associates may, however, encounter unethical or illegal behavior.

Associates must promptly report actual or suspected violations of the Code to their direct supervisor, another manager, Human Resources or to the Check-In Line.

The Check-In Line

Ask a question or raise concerns to management or the Check-In Line. The USF Check-In Line is operated by an independent company that reports the concern to USF. It operates 24 hours a day, seven days a week and has multilingual services available at all times. You may raise your concerns anonymously. If you choose to identify yourself, your report will be handled confidentially to the extent permitted by the law. Contact the Check-In Line at 888-310-7716 or www.usfoodcheckinline.com.

No Retaliation

USF prohibits retaliation, or taking any action with the intent to retaliate, against anyone who in good faith raises questions or concerns about ethics and compliance, makes a report about a potential violation of the Code or participates in any investigation. No one will be retaliated against as a result of such actions. Retaliation or a threat of retaliation is a serious violation of this

US FOODSTM CODE OF CONDUCT	THE CODE AND US FOODS VALUES

Code that will result in appropriate disciplinary action, including and up to termination of employment. If you believe you are being retaliated against, contact the Check-In Line.

Where to Go for Help

We work hard to foster an environment of open, honest communication. If you have a question, you have options. The most important thing is that you ask the question or raise the concern. Your manager is usually a good place to start. You may also get advice or help from:

•	Another member of management;

•	Human Resources;

•	The Legal Department at 847-720-2570; or

•	The Check-In Line at 888-310-7716 or www.usfoodcheckinline.com.

We will respond to your concern in a timely manner. If an investigation is undertaken, we will look into the concern promptly and, whenever called for, see that corrective action is taken.

USF VALUES AND GUIDING PRINCIPLES

Each day, we are guided by our core values of customer success, integrity, innovation and teamwork – and are focused on exceeding the expectations of customers, partners and stakeholders.

Customer Success

We ensure our customer’ success and satisfaction by anticipating their needs and being the easiest company to do business with in the industry.

Integrity

We conduct business in a highly ethical manner and maintain an unwavering commitment to operational excellence, safety and environmental responsibility.

Innovation

We embrace change and develop relevant, effective and meaningful solutions for customers by continuously improving our products and services.

Teamwork

We encourage collaboration and value each member of our diverse and talented team.

The 10 Rules We Live By

1.	We treat everyone with dignity and respect.

2.	We are honest and play by the rules; we speak up if something doesn’t seem right.

3.	We work safely; our lives depend on it.

4.	We ensure safe, quality food. It’s our promise to our customers.

5.	We respect company property and products. Grazing (eating warehouse stock) is theft.

6.	We properly report gifts from vendors and customers, and never accept or give cash as a gift or tip.

7.	We report all information accurately. Inaccurate information puts our company’s integrity at risk.

8.	We respect confidential information and don’t share it with competitors or outsiders.

9.	We protect all Associates from retaliation. We will not tolerate retaliation against Associates who raise concerns, report misconduct or ask for advice in good faith.

10.	We call the Check-In Line if we are uncomfortable raising concerns with our management or Human Resources (888-310-7716).

US FOODSTM CODE OF CONDUCT	WORK ENVIRONMENT

Work Environment

TREATMENT OF ASSOCIATES

What We Aim For

At USF, we strive to create a workplace based on mutual respect, where open communication, up, down and across, is valued and practiced. Respect for each individual is an important operating principle in our company. We believe our Associates are highly capable and form the backbone of our business. We know they are concerned about the success of the business, and we actively seek their input and innovation. We expect all of our Associates to treat each other with dignity and respect.

Equal Employment Opportunity

USF is an equal opportunity employer. Unlawful discrimination or harassment is prohibited. Decisions about recruitment, employment, promotion and termination are made on the basis of business-related, nondiscriminatory criteria.

USF aspires to provide an inclusive and diverse work environment that supports and values all of our Associates. USF recruits, hires, trains, promotes, disciplines and provides other terms and conditions of employment without regard to a person’s race, color, religion, sex, sexual orientation, gender identity, age, national origin, disability, covered veteran’s status or other basis protected by federal, state and/or local laws. This includes providing reasonable accommodation for Associates’ disabilities or religious beliefs and practices. These standards represent the values of USF.

Professional Inclusive Environment

We expect USF workplaces to be professional, inclusive work environments where everyone is respected and can be productive. USF will not tolerate any form of inappropriate behavior or harassment, including sexual harassment, which involves the solicitation of sexual favors or any unwelcome sexual advances at work. It also includes quid pro quo arrangements that require sexual favors in exchange for favorable employment treatment. Sexual harassment may also involve other sexually related physical or verbal conduct, or the creation of a work environment that is hostile, intimidating or offensive to an individual or group because of gender or sexual orientation.

All USF’s managers must be alert to the possible presence of sexual harassment in the workplace. Appropriate steps must be taken to identify and prevent sexual harassment. Concerns about sexual harassment can be raised to your manager, any other member of management, Human Resources, or the Check-In Line. Any complaints will be promptly and thoroughly investigated and appropriate disciplinary action will be taken.

US FOODSTM CODE OF CONDUCT	WORK ENVIRONMENT

Health, Safety and Security

USF is committed to providing its Associates with a safe and secure work environment. We will comply with all applicable health and safety laws, as well as our own health and safety policies that meet or exceed what the law requires. Our commitment to safety means each of us must be alert to safety risks as we do our jobs and immediately report any injuries or unsafe conditions. All Associates and other individuals working on our premises must know and follow the health and safety requirements associated with their jobs.

Workplace Violence

A safe and secure work environment also means a workplace free from violence. Threats (whether implicit or explicit), intimidation and violence will not be tolerated. Any threats or concerns about safety or the safety of others, whether on-site or otherwise, must be immediately reported to your manager, any other member of management, Human Resources or the Check-In Line. Except as permitted by state or local law, firearms or weapons of any kind are not permitted on USF premises, including but not limited to: parking and remote sites owned or used by USF; customer locations; USF vehicles; and personal vehicles used for USF business.

All Associates are urged to bring any unsafe practices including threats, intimidation or acts of violence to the attention of your manager, Human Resources, any other members of management or the Check-In Line.

Associate Confidentiality

Information regarding Associates, including their names, addresses, phone numbers and compensation and benefits data, are strictly confidential.

Sharing such information could cause serious harm and must not be disclosed or used by Associates or others except in the performance of their duties. Associates who use such information in their work are responsible for protecting it (e.g., securing laptops, encrypting sensitive data). Associates who do not use such information in their work should not seek it. This confidentiality policy should not be interpreted to prohibit Associates from discussing the terms and conditions of their employment in an appropriate manner. Violations of this policy are very serious and may result in disciplinary action, including termination of employment.

Drugs and Alcohol in the Workplace

Work requires clear thinking and the ability to react quickly — the safety of fellow Associates and others depends on it. Being under the influence of alcohol and/or illegal drugs, or improperly using medication, diminishes an Associate’s ability to perform at his or her best.

USF prohibits working under the influence of illegal drugs and/or alcohol. Violation of this rule is taken very seriously. The Associate Handbook contains the specific details of this policy. If you observe any Associate who appears to be working under the influence of drugs and/or alcohol, you must report it to your manager, any other member of management, Human Resources or the Check-In Line.

Child Labor and Forced Labor

We respect the fundamental rights of Associates as set forth or described in local laws and by the International Labor Organization. These rights include prevention of forced and child labor, nondiscrimination and equal remuneration for equal work.

US FOODSTM CODE OF CONDUCT	CONDUCTING BUSINESS

Conducting Business

HOW WE OPERATE

What We Aim For

We rely on the good judgment of our Associates to comply with the law, act with integrity and safeguard the company’s reputation in every situation. Our culture is based on trust, mutual respect and high standards of professional conduct and ethics. This Code makes clear our basic expectations of Associates and all those with whom we do business.

Commitment to Ethical Business Practices

We conduct our business honestly and ethically. We expect the same of all with whom we conduct business. USF competes vigorously for business, but some conduct in the name of competition is not consistent with the law or USF’s commitment to integrity. Never compete by using unfair or illegal practices such as:

•	Disparaging or making false statements about competitors, their products or their services;

•	Stealing or misusing competitors’ trade secrets;

•	Making any claim about a product without factual support;

•	Cutting off a competitor’s sources of supply;

•	Requiring someone to buy from our company before we will buy from them; or

•	Paying bribes to help our company’s business or to hurt a competitor.

Accurate and Complete Books, Records and Accounting

USF’s policy is to create and maintain complete and accurate records. The integrity of our records is important to promote efficiency, confidentiality and legal compliance. All books, records and accounts must accurately and fairly reflect the transactions and dispositions of assets and must be presented in an honest and forthright manner. Proper accounting for all transactions is essential to USF’s control of its affairs and the accuracy of its financial reporting.

To maintain the integrity of all records, including accounting records and entries in USF’s books, all Associates must carefully and truthfully prepare records that are supported by adequate documentation to provide a complete, accurate and auditable record of the transactions they describe.

All Associates have a responsibility to ensure that their work is complete and accurate. No false or misleading entries may be made for any reason, and no Associate may assist another person in making such entries. These policies apply to all recordkeeping, including financial records, business metrics, customer and supplier reporting, safety reports and all other types of company records. Associates with responsibility for budgets, expenses or other funds, must manage them carefully, accurately and ethically. Financial decisions should benefit USF and not be driven by personal interest. If you manage other Associates, you are also responsible for the way in which they carry out their responsibilities. Report instances of suspected

US FOODSTM CODE OF CONDUCT	CONDUCTING BUSINESS

fraud to the Check-In Line at 888-310-7716 or www.usfoodcheckinline.com. USF prohibits retaliation, or taking any action with the intent to retaliate, against anyone who in good faith raises questions or concerns about ethics and compliance, makes a report about a potential violation of the Code or participates in any investigation.

USF’s Records Management Policy ensures we have a consistent method for maintaining information. Knowing what to keep, what to destroy and how to destroy is essential to the success of our business. Records relevant to litigation, audits or investigations may need to be kept beyond the standard requirements. Follow the legal hold guidelines to ensure you do not destroy or misplace important information. Details about the records’ retention schedule, including how to treat documents during litigation or other holds, may be found in the Records Management Program section of http://my.usfood.com under Compliance or for more information, you can email records@usfoods.com.

Fair Business Practices

USF believes that ethical business practices are essential to the welfare of the company and all of its business partners. USF is committed to conducting business only through ethical business practices and in compliance with the law. There are numerous laws and regulations that are designed to create free and fair markets for USF to compete in. These laws include anticorruption laws that prohibit the payment of bribes to foreign and domestic government officials, antitrust laws that are aimed at preventing activities that could restrict competition as well as antimoney laundering laws, import and export laws, and customs laws.

USF will not permit or engage in bribery, corruption or unethical business practices of any kind nor will we engage in activities that may restrain competition such as exchanging information with competitors about prices or market share, customers, products or bids. We will not use a competitor’s confidential or proprietary information no matter how this information may have come to our attention. We will not knowingly be involved in contraband or money laundering, and we will help government officials prevent illegal trade. We will comply with prohibitions or other restrictions placed on export or trade with certain countries, entities or individuals as well as with all customs laws and regulations.

Below is a Quick Reference Guide to assist you with what you can do, when you should ask the Legal Department for guidance and what you should never do. Violations of these laws can result in criminal charges, large fines and damage awards in addition to harm to the company’s reputation and possible loss of business.

US FOODSTM CODE OF CONDUCT	CONDUCTING BUSINESS

When the Government Is Our Customer

Each year, USF does substantial business with government entities (local, state and federal). While integrity is the foundation for all dealings with customers, special rules apply when a government is our customer — rules that differ from those that apply to commercial customers. Violations of these rules can result in criminal and civil penalties as well as exclusion from having or bidding on future government contracts. For purposes of these rules, a government official includes ANY PERSON employed by, appointed to, or elected to represent any governmental or quasi-governmental agency or entity whether foreign or domestic and includes public schools, public universities, state, county and city institutions.

Those involved in bidding on or providing service under a government contract need to know these rules:

•	Never seek or accept confidential bid information;

•	Never offer or provide gifts, gratuities or entertainment to any government official without prior written approval by the General Counsel and Chief Ethics Officer or his or her designee;

•	Never give or authorize the giving of any cash payment, or payments in goods or services to any government official;

•	Know and follow antikickback rules, including restrictions on gifts by those seeking business from the government and from government contractors, including suppliers in the supply chain to such contracts (also see antikickback restrictions on gifts to health-care customers on page 17 of this Code);

•	Understand “most favored customer” pricing and verify compliance;

•	Conform strictly to all of the contract’s terms, including quality, quantity and testing requirements;
•	Billings must always be accurate, complete and in full compliance with all terms of the contract and all rules and regulations;

•	Be truthful, accurate and complete in all representations and certifications; and

•	Do not initiate any discussions about employment for yourself with any current or former government employee or agency with whom you have had a business relationship without first consulting with the Legal Department. Similarly, do not initiate discussions inviting current or former government employees with whom you have had a business relationship to join USF without first consulting the Legal Department.

If you have any questions about proper business relationships with the government, contact the Legal Department.

Conflicts of Interest

Conflicts of interest, or the appearance of such conflicts, can undermine the trust that USF’s Business Partners (as defined below) place in us. Associates must avoid situations that could create a conflict or the appearance of a conflict. Conflicts of interest arise when an Associate’s personal, social, financial or political activities could interfere with the Associate’s objectivity at USF.

US FOODSTM CODE OF CONDUCT	CONDUCTING BUSINESS

Important Terms

In assessing whether a real or potential conflict exists, please keep these important terms in mind:

•	Family Member – includes you and your spouse’s or domestic partner’s parents, siblings and their spouses or domestic partners, and children (natural, adopted or foster)

•	USF Business Partner – includes any competitor who is any person offering or planning to offer for sale or selling products or services in competition with USF, any customer or potential customer, or any person who provides or may provide goods or services to USF

•	Financial or Ownership Interest – any form of ownership, rights to profits or income, position or other form of interest that gives control over an entity’s affairs in regard to any publicly or privately held USF Business Partner with the exclusion of investments in publicly traded mutual or index funds

•	Conflicts That Must Be Reported and Resolved – You must disclose any known conflict or potential conflict to your immediate supervisor and report it in the Just in Time system. If a conflict exists, you must resolve the conflict.

When in doubt, it is always best to disclose. Examples of conflicts that must be disclosed and resolved include when:

•	Your USF job requires you to deal with a Family Member;

•	You are employed by another employer or USF Business Partner;

•	You have a Financial or Ownership Interest in any USF Business Partner;

•	You hold a position of authority (e.g., member of the board, officer, consultant or advisor to any USF Business Partner); or

•	You engage in financial dealings with any USF Business Partner (e.g., lend or borrow money, guarantee debts, accept or give personal gifts or favors outside of the ordinary course of business).

Annually, Associates are required to disclose any conflicts or potential conflicts of interest. Any Associate who becomes aware of any transaction or relationship that may give rise to a conflict or potential conflict of interest must disclose the situation to his or her direct supervisor and must report it in the Just in Time system.

Once disclosure is made, you must meet with your direct supervisor and Human Resources personnel to resolve the conflict through a written agreement that describes the responsibilities of all interested parties and that may include the termination of the arrangements that created the conflict or potential conflict and is approved by the appropriate levels of management.

US FOODSTM CODE OF CONDUCT	CONDUCTING BUSINESS

Corporate Opportunities and Unsolicited Ideas

Associates, including officers of USF, are prohibited from using USF property or information, or their position within the company, for personal gain, such as taking for themselves business opportunities that they learn about through their work at USF. All Associates are also prohibited from competing with USF. Competing with USF could include, but is not limited to:

•	Engaging in the same line of business as USF; or

•	Taking away from USF opportunities for sales or purchases of products, services or other interests.

Associates are sometimes approached by third parties with ideas, products, services or suggestions. Unfortunately, if these “unsolicited ideas” are not properly dealt with, our company risks liability. If you are approached about an unsolicited idea or if an issue arises, immediately notify the Legal Department.

Gifts, Entertainment and Travel (GET) Policy

Our business depends on creating and maintaining productive and successful relationships with all of our business partners. These relationships must be based on fair and objective business decisions. Below are the guidelines that apply when accepting or offering gifts, entertainment or travel. “GET” or “Gifts, Entertainment and Travel” refers to anything of value received from or given by an Associate to a USF Business Partner or Family Member (as defined on page 15).

USF recognizes that modest, sensible gifts, entertainment and travel are part of the normal course of business. Therefore, except for government and health-care customers, GET such as occasional meals, ordinary sports or cultural events, occasional rounds of golf or gifts of nominal value to or from any one source during a calendar year are acceptable if valued at $250 or less. A source is anyone outside the company with whom USF could potentially have a business relationship. Receiving GET may have individual tax implications. Associates are responsible for the proper tax payment and reporting of any GET that they receive. USF expects USF Business Partners to provide Associates with appropriate tax documentation.

The GET policy does not cover:

•	GET funded by USF for its Associates;

•	GET exchanged between Associates;

•	GET exchanged between Associates from those with whom the Associate has primarily a personal relationship. However, if there is a secondary business relationship, the GET should be logged on the Associate’s GET log; and

•	Items such as prizes that are part of an approved sales contest, a contest of skill or chance, or a random drawing.

US FOODSTM CODE OF CONDUCT	CONDUCTING BUSINESS

Always Ask

The offering and accepting of GET can raise conflict-of-interest concerns. Therefore, approval is always required for the following:

•	Over the $250 Annual Limit and Special Events – Approval must be received in advance of the offer or acceptance. If advance approval is not possible, approval must be obtained within 14 days of the offer or acceptance. Examples would include special events such as Super Bowl tickets, rounds of golf, etc.

•	Lasting for More Than One Day – If you wish to offer or accept entertainment or travel that lasts for more than one day, you must obtain approval in advance.

•	Group (10+) functions – Certain officers of the company such as the division president and officers in the support office can approve group functions that involve 10 or more Associates.

Government and Health-Care GET

There are very specific and more restrictive laws and regulations that govern the offering and accepting of GET from government officials and health-care customers. Given these requirements, USF has a separate GET policy for these customers.

Associates are prohibited from offering government officials any form of GET without prior written approval of the General Counsel and Chief Ethics Officer or his/her designee. A government official is any person employed by any agency that receives federal, state or local funds and would include public schools, state universities, prisons and public hospitals. Antikickback laws and regulations prohibit providing anything of value in exchange for the purchase of products or services to health-care customers that receive funding under the Medicare, Medicaid or other governmental health-care programs. Such customers would typically include acute or long-term care facilities, nursing homes and hospitals. The law provides significant restrictions on GET between vendors and entities providing health-care services, including entities in the supply chain to such contracts such as group purchasing organizations (GPOs).

It is USF’s policy not to allow expenditures of more than $100 per direct business activity and $250 annually. All GET between an Associate and any health-care customer must be logged on the Associate’s GET log.

US FOODSTM CODE OF CONDUCT	CONDUCTING BUSINESS

GET That Are Never Acceptable

Some forms of GET are never acceptable. These include:

•	Cash, including debit or credit cards, loans, stock or stock options and chips for gambling;

•	Any item that is provided in exchange for a reciprocal action (quid pro quo or pay to play);

•	Any item that is illegal, sexually explicit or would violate our value of respect;

•	Any item that is offered during the bid process or contract negotiations;

•	GET that are excessive, lavish or frequent such as season tickets, cruises, club memberships, expensive jewelry, a computer; and

•	The solicitation of GET by an Associate.

Recordkeeping and obtaining approval are important components of the GET policy. For a description of items that must be recorded and/ or approved, refer to the GET Quick Reference. An electronic template of the GET log and approval form can be found at http://.myusfoods.com under the Compliance section.

US FOODSTM CODE OF CONDUCT	INVESTIGATIONS AND MISCONDUCT

Investigations and Misconduct

COOPERATING WITH INVESTIGATIONS

What We Aim For

USF is committed to investigating and taking appropriate action regarding all concerns, and this Code authorizes USF to take all reasonable means to fully investigate concerns. All Associates must cooperate fully with investigations, including timely providing information, documents, personal interviews and a written statement when requested.

USF prohibits any Associate from altering, destroying or concealing a record, document or other object, or attempting to do so, with the intent to impair the object’s integrity or availability for use in any investigation, audit or proceeding, whether conducted by internal or external parties. Furthermore, USF prohibits any Associate from attempting to obstruct, influence or impede any investigation, audit or proceeding. An Associate shall give full and accurate information in response to any reasonable inquiry by an internal auditor or accountant and those that support them, as well as representatives of USF’s external auditors or accountants and USF internal investigators.

All Associates are responsible for the detection and prevention of fraud, theft, misappropriations and other inappropriate conduct. It is USF’s policy to ensure incidents of fraud, including “grazing” (eating or taking product out of a USF warehouse or truck), are promptly investigated and, where appropriate, discipline and/or prosecution are pursued. Any concerns must be reported to your manager, any other member of management, Human Resources or the Check-In

Line (888-310-7716 or www.usfoodcheckinline.com). USF prohibits retaliation, or taking any action with the intent to retaliate, against anyone who in good faith raises questions or concerns.

Government Inquiries or Investigations

It is USF’s policy to fully cooperate with any government investigation. When an Associate learns about a possible government investigation or inquiry, the Associate must inform his or her manager, who in turn must contact the Legal Department immediately.

Improperly Influencing Audits

An Associate shall provide auditors and accountants with all records and documents requested by them.

US FOODSTM CODE OF CONDUCT	COMPANY RESOURCES AND INFORMATION

Company Resources and Information

KEEPING US FOODS SECURE

What We Aim For

All Associates are responsible for using good judgment so the company’s assets are not misused or wasted. Company assets are intended to help Associates achieve business goals. Careless, inefficient or illegal use of company property hurts all of us. Remember that all records you create as part of your work for the company, whether electronic, written or audible, are company property.

Confidential and Proprietary Information

USF Associates regularly produce and learn about valuable, nonpublic ideas, strategies and other kinds of business information. This information is called “proprietary information,” which means that the company owns the information, just as it does other kinds of tangible property. Because it is the product of the company’s own hard work, various laws allow the company to protect this information from unauthorized use. Examples of proprietary information include, but are not limited to:

•	Sales, marketing and other corporate databases;

•	Marketing strategies and plans;

•	Personnel records;

•	Research and technical data;

•	Proposals;

•	Product development data;

•	Trade secrets of any sort; and

•	Contracts and agreements with customers, vendors and suppliers, including order guides, credit terms, sales and delivery schedules, and margin terms.

All Associates must protect the company’s confidential and proprietary information. Associates should not have an expectation of privacy when on USF property or using USF equipment and systems.

Sharing Proprietary Information

Sometimes an Associate may need to share proprietary information with persons outside the company (e.g., USF Business Partner). However, even when there is a legitimate business reason to share proprietary information, never disclose anything without prior approval from management and/or the Legal Department.

Computer Use and Network Security

Computer technology (i.e., hardware, software, networks and the information that runs on them) is critical to business success. Everyone who uses this technology plays a role in protecting these assets. This means all Associates must:

•	Use the computers for legitimate business purposes; any personal use must be reasonable and kept to a minimum;

•	Protect the security of computer systems;

•	Not download or disseminate, via email, text message or any other means, inappropriate, offensive or sexually explicit material that is prohibited; and

•	Not share passwords.

For detailed information on this policy, please refer to the Associate Handbook.

US FOODSTM CODE OF CONDUCT	COMPANY RESOURCES AND INFORMATION

Other Company Property/Resources

In general, company property should be used for the purpose of conducting company business, although limited personal use is permitted. Associates shall not use or allow others to use equipment or data for personal purposes that are unrelated or not intended to further the business of USF.

For more information on our policies regarding the use of company property, please refer to the Associate Handbook.

Use of Company Funds

How each Associate uses company funds impacts profitability, so follow a simple rule: Protect company funds as you would your own, guarding against misuse, loss or theft. This includes making sure all claims, vouchers, bills and invoices are accurate and proper.

Senior Person Rule

Whenever two or more USF Associates from the same business unit participate in activities together at USF expense (e.g., meals, taxi), the more senior person by salary level must pay and file the expense report.

•	This policy does not prevent less senior Associates from paying in cases in which field and support office Associates are participating in an activity sponsored by a particular organization (e.g., at a regional HR meeting, the senior regional Associate pays for dinner for all meeting attendees, including support office guests to the meeting). However, in no case may a subordinate pay for his supervisor’s expense. For further information, please consult the USF travel and expense policies.

•	All Associates who handle cash in our business must rigorously comply with all policies and standards for cash handling as explained in our Cash Handling Policy. Mishandling of cash is a serious offense, which affects the accuracy of USF’s financial records. Violations of cash handling policies and procedures can result in discipline, including termination from USF and possible referral to authorities for prosecution.

Media and Investor Relations

•	Media or press calls require careful consideration. Associates must not talk about company matters with a reporter, either on or off the record, without first contacting the Director of Corporate Communications.

•	Associates who are authorized to speak to investors and analysts on behalf of the USF may not provide “special” or favored treatment for anyone. We must provide all members of the public equal access to honest and accurate information.

•	Only those Associates specifically authorized to do so may respond to inquiries from members of the investment community (e.g., shareholders, brokers, investment analysts) and members of regulatory bodies. All such inquiries must be forwarded promptly to the Director of Corporate Communications.

US FOODSTM CODE OF CONDUCT	DEALING WITH SUPPLIERS AND CUSTOMERS

Dealing with Suppliers and Customers

SUPPLIER CODE OF BUSINESS CONDUCT

What We Aim For

In our dealings with vendors and suppliers, we act openly and honestly — we say what we mean and do what we say. We treat others as we wish to be treated. We live up to our commitments to all USF Business Partners, and we take responsibility for our actions. As a result, we earn each other’s trust. We make clear to our suppliers what we expect of them.

We act openly and honestly — we say what we mean and do what we say.

Our Customers

Our customers are our lifeblood. We earn our customers’ loyalty by delivering value. We make every day a little easier for our customers, bringing them interesting and innovative products and services. We are dedicated to serving both internal and external customers. We are positively engaged in the communities we serve. Our company strives to exceed customer expectations. We do so by listening to, anticipating and addressing customer needs and concerns. We provide accurate and relevant information to enable customers to make their own informed choices.

Product Quality and Food Safety

All customers of USF are entitled to the highest possible level of food safety. USF has food safety and quality policies, programs and systems based on sound scientific principles, practical operational procedures and state-of-the-art technology.

The products we sell meet or exceed legal and industry standards for health and safety. We screen suppliers on the basis of their ability to provide the safest possible products. For manufacturer’s branded (MB) products, we set the required food safety and quality assurance programs in the FSQA Prerequisite Programs for MB. For our exclusive brand (EB) suppliers, we detail the food safety and quality systems that must be developed, maintained and validated to grow, manufacture, process, pack, store and distribute our products. At USF, every Associate is responsible for food safety as our basic duty to our customers.

For further information on Food Safety and Quality Assurance, please consult the Senior Vice President of Food Safety and Quality Assurance.

Privacy of Customer Information

We respect customer privacy and protect personal data. In the course of doing business, we may collect information on USF Business Partners. We are committed to carefully protecting this information and using it only for legitimate USF business purposes. Associates who do not have a business reason to access this information must never seek to do so, and those who do have legitimate access must make sure that no unauthorized release or use of this information occurs.

US FOODSTM CODE OF CONDUCT	COMMUNITIES AND SOCIETY

Communities and Society

ENGAGING THE PUBLIC

What We Aim For

Leadership in Sustainability: We strive to lead our industry in offering products and services that are both environmentally responsible and enhance the well-being of communities. We believe that achieving environmental and social responsibility will enable our long-term success as a business.

Active Dialogue: We promote an active dialogue with organizations representing communities and society on all matters that touch our business. We encourage Associates to speak up when they have good ideas about how we can become a more responsible, more valued member of our communities.

Involvement: We expect Associates to become part of the answer to strengthening communities, which includes taking responsibility for reducing our environmental impact, finding opportunities to promote health and wellness, and participating in company initiatives to eradicate hunger.

Regarding Public Authorities

•	Expertise in Public Service: Associates may serve governments and official bodies in consulting or advisory positions, with the advance approval of the Associate’s manager and the General Counsel and Chief Ethics Officer.

•	Protect Public Health: We cooperate with authorities to address serious threats to public health and safety.

•	Environmental Compliance: As a leader in sustainability, USF strives to protect public health and safety and the environment. We believe every Associate at USF has the potential to make a difference and act as a steward of natural resources. We expect all USF Associates to comply with all applicable environmental laws and regulations to preserve the quality of the environment.

Any Associate who learns of a possible violation of environmental laws or regulations should contact the Legal Department immediately.

Political Activity

We support personal participation by our Associates in open and transparent political processes. However, USF and its Associates may not make any contribution with USF funds to candidates for public office, political parties or other political interests that are illegal or have the appearance of being improper. Specifically, ALL political contributions made from USF funds, directly or indirectly, including “in-kind” donations and contributions by Associates for which reimbursement is expected, must be approved in advance by the General Counsel and Chief Ethics Officer. Additionally, all such contributions must be logged and must comply with the Bill of Authority. Under no circumstances shall cash contributions from USF funds, including cash or contributions in-kind, be given to national political parties or to candidates for federal office, nor may personal contributions be reimbursed for any federal election.

US FOODSTM CODE OF CONDUCT	COMMUNITIES AND SOCIETY

Employee Contributions and “Pay-to-Play” Laws

USF recognizes and encourages Associates to be involved in the political process. However, a number of states and local governments have enacted Pay-to-Play laws that can expose you and USF to liability as well as possibly ban USF from obtaining certain government contracts. These Pay-to-Play laws prohibit personal contributions from employees and their family members for certain candidates, particularly where USF has bid or might be bidding on government contracts. Before making a personal political contribution, check with the Compliance Team at compliance@usfoods.com.

Donations/Charitable Contributions

We encourage USF Associates and operating units to strengthen and support the communities where they live. Reasonable donations and charitable contributions may be made with USF funds as long as such donations and contributions are in accordance with the USF Bill of Authority and GET policy.

US FOODSTM CODE OF CONDUCT	ASSOCIATE PLEDGE

Associate Pledge

CRUCIAL QUESTIONS FOR ASSOCIATES

What We Aim For

USF is dedicated to maintaining the highest standards for honest, ethical business conduct. To this end, every Associate is required to diligently follow this Code.

Crucial Questions for Associates

Whenever you have a concern, ask yourself these simple questions:

•	Is it legal?

•	Is it right?

•	What would a trusted friend say?

•	How would it look in the newspaper?

•	Do I need advice to help me decide?

There are many places to turn for advice. Contact your manager, any other member of management, Human Resources, the Legal Department or the Check-In Line (888-310-7716) or www.usfoodcheckinline.com for assistance.

Reminder

Violations of the Code can have serious consequences to USF and its reputation. As a result, failure to comply with any provision of this Code may subject you to disciplinary action, including possible termination of employment.

Nothing herein may be construed as altering any Associate’s existing employment relationship with USF which is at-will (unless you have a specific written employment agreement to the contrary signed by an Executive Committee member of the company). At-will employment status means that both you and the company retain the right to terminate the employment relationship, with or without cause, and with or without notice, at any time.

To Learn More | Contact

If you have questions about the revised Code of Conduct, please call 847-720-2570 or e-mail compliance@usfoods.com.

If you have a concern or would like to report a potential violation of the Code of Conduct, please call the USF Check-In Line: 888-310-7716 or log on to https://www.usfoodcheckinline.com.

US FOODS™
KEEPING KITCHENS COOKING.™

© 2012 US Foods